Exhibit 99.1

BRP: NYSE / TSX

Q1 | 2011 INTERIM REPORT

March 31, 2011

Letter to Shareholders

Welcome to our first Brookfield Residential Letter to Shareholders. The merger of Brookfield Homes and the residential operations of Brookfield Office Properties was completed on March 31, 2011 with concurrent listings on the Toronto Stock Exchange and New York Stock Exchange on April 1, 2011.

As you will see in our public materials we own substantial land holdings in three operating segments made up of 10 market areas: Canada (three markets); California (four markets); Central and Eastern U.S. (three markets). We build homes in all three Canadian markets, and four U.S. markets. Our strategic land holdings in Alberta are our largest assets.

Our financial results for 2011 will reflect a continuity of interests for both companies from January 1, 2011 onwards so you will receive results of Brookfield Residential for the entire fiscal year. However while our results will show the entire year, there are several merger and other adjustments that are specific to 2011 and not recurring into 2012. These will be outlined in our supplemental information to the financial statements. With an asset base of $2.6 billion and book equity of almost $1 billion, we have a strong, stable base from which to grow and prosper. The combined revenue of the merged entities on a pro forma basis was approximately $950 million in 2010.

Market Conditions

The residential marketplace in Canada and the U.S. could not be more different at this time. The commodity based markets in Alberta are strong and looking to strengthen as more jobs are created to support the expanding oil and gas sector. In Ontario, constraints on land and infrastructure have created supply challenges. However, with 35% of Canada’s international immigration moving to the Greater Toronto Area, the demand side of the equation remains very positive. The result is a balanced marketplace.

The U.S. housing market remains a challenge. We must remember, however, that each operating segment should be viewed independently and not on a national scale. The one common theme across all market areas in the U.S. is the lack of job creation. Until we see some measurable progress on this front, consumer confidence will remain fragile. However when that confidence returns, we will see some pent-up demand in the marketplace; while the supply side appears, on the surface, to be more than adequate to meet this pent-up demand, there are markets where ‘A’ and ‘B’ locations are in short supply. It is the ‘C’ locations which, in reality, should never have been built or developed in the first place, that creates a significant portion of the over-supply situation. The result could therefore be a very sharp return in pricing, not to pre-recession numbers, but to much more economic levels.

Our Business Philosophy

As an integrated community developer and homebuilder, we are involved in the entire value creation process from identifying land in growth quadrants, entitling it, servicing it and monetizing the finished lot by building on it or selling to a third-party builder. We finance our land with equity and generally only use debt to finance land servicing costs and vertical home construction costs. This disciplined approach to leverage ensures that an asset’s highest and best use is always attained and never compromised with lenders dictating timing of development or sale.

Our most valuable competitive advantage is our reputation with municipalities, builders, customers, trades, contractors and other counterparties, built up over the last 50+ years. This gives us a tremendous advantage over much of our competition, in each of our market areas.

Brookfield Residential Properties Inc.

Another competitive advantage is our size and capital structure, which allows us to evaluate a broad range of opportunities. But, despite this scale we remain very aware of the local nature of our business. As such, each of our operating segments are empowered and accountable for their performance. This results in a nimble decision making process with all of the benefits of a smaller developer/builder, alongside the financial strength of a large-scale entity. We also benefit from the strong Brookfield brand that exists in the Canadian and U.S. marketplace.

With respect to our customers, we consider more than just the cost/value relationship in our homes. We are also concerned as to how our customer lives in their home and in our communities. We amenitize our communities appropriately and provide the legal and organizational framework through Resident and Homeowner’s Associations to ensure ongoing upkeep and sustainability for future generations. We view ourselves as industry leaders and in the forefront of positive changes for the land and housing business.

Strategy Going Forward

We will continue to be an industry leader in our markets, and we believe we are extremely well positioned with our land holdings. We believe the industry in both Canada and the U.S. will evolve over the next number of years. This will include further intensification, infrastructure challenges, financing challenges, greenfield versus infill, consumer choice in housing product, small versus large developers/builders etc. The strength of our management teams should put us to the forefront of addressing these many challenges and resolving them in a responsible way that both benefits society and our shareholders alike.

Outlook

We believe the future will be very promising. At this particular time, only our Canadian markets are performing at acceptable levels. In our U.S. markets, we continue to monetize our assets that are fully valued and re-deploy the capital into more attractive opportunities that offer good upside potential in both the current market reality and in a recovering U.S. economy.

Thank you for joining our Brookfield Residential journey. We are excited about the future and appreciate your interest in our Company.

Alan Norris
President & Chief Executive Officer	May 5, 2011

2	Q1/2011 Interim Report

Residential Properties Portfolio

Our assets are focused on single-family and multi-family homebuilding and land development in the markets in which we operate. They consist primarily of housing and land inventory and investments in unconsolidated entities. Our total assets as at March 31, 2011 were $2.6 billion.

As of March 31, 2011, we controlled 108,391 lots. Controlled lots include those we directly own and our share of those owned by unconsolidated entities. Our controlled lots provide a strong foundation for our future homebuilding business and visibility on our future cash flow. Over 50% of our owned lots are entitled. The number of residential building lots we control in each of our primary markets as of March 31, 2011 follows:

	Housing & Land		Unconsolidated Entities
(Lots)	Owned	Options	Owned	Options	Total Lots
Calgary, Alberta	27,807	—	1,064	—	28,871
Edmonton, Alberta	17,957	—	—	—	17,957
Greater Toronto Area	9,471	—	—	—	9,471

Canada	55,235	—	1,064	—	56,299

Northern California	3,265	4,950	—	—	8,215
Southland / Los Angeles	859	320	760	2,759	4,698
San Diego / Riverside	8,696	—	50	—	8,746
Other	195	—	56	—	251

California	13,015	5,270	866	2,759	21,910

Austin, Texas	14,822	—	—	—	14,822
Denver, Colorado	10,697	—	—	—	10,697
Washington D.C. Area	2,572	1,066	1,025	—	4,663

Central and Eastern U.S.	28,091	1,066	1,025	—	30,182

Total	96,341	6,336	2,955	2,759	108,391

Entitled Lots	51,591	1,066	1,837	1,395	55,889

Unentitled Lots	44,750	5,270	1,118	1,364	52,502

Total	96,341	6,336	2,955	2,759	108,391

Brookfield Residential Properties Inc.	3

Brookfield Residential Properties Inc.

Management’s Discussion & Analysis, Financial Statements & and Other Information

Cautionary Statement Regarding Forward-Looking Statements	5

Management’s Discussion and Analysis of Financial Condition and Results of Operations	6

Quantitative and Qualitative Disclosures about Market Risk	16

Consolidated Financial Statements

Consolidated Balance Sheets – March 31, 2011 and December 31, 2010	17

Consolidated Statements of Operations – Three Months Ended March 31, 2011 and 2010	18

Consolidated Statements of Equity – Three Months Ended March 31, 2011 and 2010	19

Consolidated Statements of Cash Flows – Three Months Ended March 31, 2011 and 2010	20

Notes to the Consolidated Financial Statements	21

Corporate Information	37

4	Q1/2011 Interim Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim report contains “forward-looking statements” within the meaning of applicable Canadian securities laws and United States federal securities laws. The words “may,” “believe,” “will,” “anticipate,” “expect,” “planned” “estimate,” “project,” “future,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Such statements reflect management’s current beliefs and are based on information currently available to management. The forward-looking statements in this interim report include, among others, statements with respect to:

•	the current business environment and outlook;

•	possible or assumed future results;

•	ability to create shareholder value;

•	business goals and strategy;

•	strategies for shareholder value creation;

•	the stability of home prices;

•	effect of challenging conditions on us;

•	factors affecting our competitive position within the homebuilding industry;

•	ability to generate sufficient cash flow from our assets in 2011, 2012 and 2013 to repay maturing project specific financings;

•	the visibility of our future cash flow;

•	expected backlog and closings;

•	sufficiency of our access to capital resources;

•	the impact of foreign exchange on our financial performance;

•	the timing of the effect of interest rate changes on our cash flows; and

•	the effect on our business of existing lawsuits.

Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	changes in general economic, real estate and other conditions;

•	mortgage rate and availability changes;

•	availability of suitable undeveloped land at acceptable prices;

•	adverse legislation or regulation;

•	ability to obtain necessary permits and approvals for the development of our land;

•	availability of labour or materials or increases in their costs;

•	ability to develop and market our master-planned communities successfully;

•	ability to obtain regulatory approvals;

•	confidence levels of consumers;

•	ability to raise capital on favourable terms;

•	our debt and leverage;

•	adverse weather conditions and natural disasters;

•	relations with the residents of our communities;

•	risks associated with increased insurance costs or unavailability of adequate coverage;

•	ability to obtain surety bonds;

•	competitive conditions in the homebuilding industry, including product and pricing pressures;

•	ability to retain our executive officers;

•	relationships with our affiliates; and

•

additional risks and uncertainties, many of which are beyond our control, referred to in this interim report and our other public filings with the applicable Canadian regulatory authorities and the United States Securities and Exchange Commission.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.

Brookfield Residential Properties Inc.	5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

About this Management’s Discussion and Analysis

This management’s discussion and analysis relates to the first quarter ended March 31, 2011, which reflects the three month period from January 1, 2011 to March 31, 2011, and has been prepared with an effective date of May 11, 2011. It should be read in conjunction with the interim consolidated financial statements and the related notes thereto included elsewhere in this interim report. All dollar amounts discussed herein are in U.S. dollars, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.” The financial statements referenced herein have been prepared in accordance with accounting principles generally accepted in the United States of America. Additional information can be found on our website at www.brookfieldrp.com, or www.sedar.com or www.sec.gov.

Overview

Brookfield Residential Properties Inc. (unless the context requires otherwise, references in this report to “we,” “our,” “us”, “the Company” and “Brookfield Residential” refer to Brookfield Residential Properties Inc. and the subsidiaries through which it conducts all of its land development and homebuilding operations) is a publicly traded North American land development and homebuilding company listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”.

Brookfield Residential became a public company on March 31, 2011 pursuant to the contribution of the assets of Brookfield Office Properties’ residential land and housing division and the merger of Brookfield Homes Corporation with a subsidiary of the Company (such transactions collectively referred to as the “merger”). Through these entities, Brookfield Residential has been developing land and building homes for over 50 years.

Our unique approach to land development begins with our disciplined approach to acquiring land in the path of growth, creating value through the planning and entitlement process, developing and marketing residential lots and commercial sites and by working with industry partners who share the same vision and values.

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties, currently focusing primarily on the following markets: Alberta and Ontario in Canada, and California, Washington, D.C., Colorado and Texas, in the United States. In our own communities, we may also design, construct and market single-family and multi-family homes. In each of our markets, we operate through local business units which are involved in all phases of the planning and building of our master-planned communities and infill developments. These phases include sourcing and evaluating land acquisitions, site planning, obtaining entitlements, developing the land, product design, constructing, marketing and selling homes and homebuyer customer service.

Q1 2011 Financial Highlights

Results of Operations	Three Months Ended March 31
(US$ millions, except per share amounts)	2011	2010
Housing revenue	$83	$83
Land revenue	97	58
Income before income taxes	26	20
Income tax expense	(84)	(4)
Net (loss) / income attributable to Brookfield Residential	(57)	18
Basic (loss) / income per share	$(0.56)	$0.13
Diluted (loss) / income per share	$(0.56)	$0.13

Current Business Environment

In the first quarter of 2011, the residential marketplace in our Canadian and U.S. markets differed significantly. The commodity based markets in Alberta remained strong and we believe that they will continue to strengthen as more jobs are created to support the expanding oil and gas sector. In Ontario, constraints on land and infrastructure have created supply challenges. However, with approximately 35% of Canada’s international immigrants moving to the Greater Toronto Area, housing demand remains strong, resulting in a balanced marketplace.

The U.S. housing market remains a challenge. Although we continue to view each operating segment independently, the common theme across all market areas in the U.S. is the lack of job creation. We believe that until we see some measureable progress on this front, consumer confidence will remain fragile. However, we remain optimistic that when that confidence returns, we will see some pent-up demand in the marketplace. While the supply side appears, on the surface, to be more than adequate to meet this pent-up demand, there are markets where “A” and “B” locations are in short supply. We believe our

6	Q1/2011 Interim Report

strong financial position and owning entitled and/or developed lots in supply-constrained markets places us in a solid position as the U.S. markets improve.

The 108,391 lots that we control, 99,296 of which we own directly or through unconsolidated entities or consolidated land inventory not owned, provide a strong foundation for our future homebuilding business and visibility on our future cash flow. We believe that we add value to the lots we control through entitlements, development and the construction of homes.

For more detailed financial information with respect to our revenues, earnings and assets, please refer to the accompanying consolidated financial statements and related notes included elsewhere in this report.

Seasonality

We have historically experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding business and the timing of new community openings and the closing out of projects. We typically experience the highest rate of orders for new homes and lots in the first six months of the calendar year, although the rate of orders for new homes and lots is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from sales of homes are generally higher in the second half of the year.

Brookfield Residential Properties Inc.	7

RESULTS OF OPERATIONS

Selected Financial Information (Unaudited)	Three Months Ended March 31
($US millions)	2011	2010
Revenue:
Housing	$83	$83
Land	97	58

Total revenues	180	141
Direct cost of sales	(125)	(100)
Selling, general and administrative expense	(26)	(23)
Depreciation	(1)	(1)
Equity in earnings from unconsolidated entities	1	1
Other (expense) / income	(3)	2

Income before income taxes	26	20
Income tax expense	(84)	(4)

Net (loss) / income	(58)	16
Less net loss attributable to non-controlling interests	1	2

Net (loss) / income attributable to Brookfield Residential Properties Inc.	$(57)	$18
Foreign currency translation	13	26

Net (loss) / income and comprehensive (loss) / income attributable to Brookfield Residential Properties Inc.	$(44)	$44

Segment Information
Housing revenue ($US millions):
Canada	$49	$42
California	25	34
Central and Eastern U.S.	9	7

Total	$83	$83

Land revenue ($US millions):
Canada	$95	$51
California	—	2
Central and Eastern U.S.	2	5

Total	$97	$58

Gross margin / (loss) ($US millions):
Canada	$51	$37
California	3	4
Central and Eastern U.S.	1	—

Total	$55	$41

Home closings (units):
Canada	154	144
California	43	60
Central and Eastern U.S.	23	20

Total	220	224

Average home selling price ($US):
Canada	$318,000	$289,000
California	590,000	571,000
Central and Eastern U.S.	399,000	376,000

Average	$380,000	$372,000

Lots controlled (units at end of period):
Calgary	28,871
Edmonton	17,957
Toronto	9,471

Total Canada	56,299

Northern California	8,215
Southland / Los Angeles	4,698
San Diego / Riverside	8,746
Other	251

Total California	21,910

Austin	14,822
Denver	10,697
Washington D.C. Area	4,663

Total Central and Eastern U.S.	30,182

Total (1)	108,391

(1)	Includes options not consolidated and proportionate share of lots under option related to unconsolidated entities.

8	Q1/2011 Interim Report

Three Months Ended March 31, 2011 Compared with Three Months Ended March 31, 2010

Net Loss

Net loss attributable to Brookfield Residential was $57 million for the three months ended March 31, 2011, compared to net income of $18 million for the same period in 2010. The loss is primarily due to the valuation allowance of $76 million that was taken against our U.S. deferred tax asset. On the completion of the merger, we reviewed the ability of the Company on a combined entity basis to realize the U.S. deferred tax asset. The three-year cumulative loss of the U.S. operations of the combined Company, together with the continued uncertainty in the U.S. housing market, was evidence of a need for a valuation allowance against the U.S. deferred tax asset. The Company has the ability to reverse the valuation allowance in any future period upon utilization of the losses, which can be carried forward for up to 15 years, or when a valuation allowance against the deferred tax asset is no longer deemed necessary.

Results of Operations

Company-wide: Housing revenue was $83 million for the three months ended March 31, 2011, consistent with the same period in 2010.

Housing revenues were net of incentives of $6 million for the three months ended March 31, 2011, compared to $4 million for the same period in 2010. Our incentives on homes closed by reportable segment were as follows:

	Three Months Ended March 31
	2011		2010
(US$ millions)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$3	5%	$1	3%
California	2	8%	2	7%
Central and Eastern U.S.	1	13%	1	7%

	$6	7%	$4	5%

Land revenue totalled $97 million for the three months ended March 31, 2011, an increase of $39 million when compared to the same period in 2010. Our land revenues may vary significantly from period to period due to the timing and nature of land sales and such revenues are also affected by local market conditions. A significant portion of the increase in land revenue is a result of a change in business practice in Alberta to implement title transfer on lot sales at the time of sale to the builder and not the ultimate consumer. This change in business practice resulted in a one-time increase in revenue of $61 million for the three months ended March 31, 2011. A breakdown of the land revenues and gross margins is as follows:

	Three Months Ended March 31
(US$ millions)	2011	Non-Recurring Timing Difference	Adjusted 2011	2010
Lot Closings	593	360	233	558
Revenue	$97	$61	$36	$58
Direct Cost of Sales	(53)	(35)	(18)	(30)

Gross Margin	$44	$26	$18	$28

Gross Margin %	45%	43%	50%	48%

Gross margin was $55 million for the three months ended March 31, 2011, compared with $41 million for the same period in 2010. The increase in gross margin is attributable primarily to the above-noted change in business practice in Alberta.

Canada: Housing revenue was $49 million for the three months ended March 31, 2011, an increase of $7 million when compared to the same period in 2010. Land revenue was $95 million for the three months ended March 31, 2011, compared with $51 million for the same period in 2010. The gross margin for the three months ended March 31, 2011 was $51 million, compared with $37 million for the same period in 2010. A significant portion of the increase in land revenue and gross margin is due to a change in business practice in Alberta referred to above.

California: Housing revenue was $25 million for the three months ended March 31, 2011, a decrease of $9 million when compared to the same period in 2010. The decrease was attributable to a decrease in home closings, which for the three months ended March 31, 2011 were 43, compared to 60 for the same period in 2010. Land revenue was nil, compared with $2 million for the same period in 2010. The gross margin for the three months ended March 31, 2011 was $3 million, compared with $4 million for the same period in 2010.

Brookfield Residential Properties Inc.	9

Central and Eastern U.S.: Housing revenue was $9 million for the three months ended March 31, 2011, an increase of $2 million when compared to the same period in 2010. Land revenue was $2 million, compared with $5 million for the same period in 2010. The gross margin for the three months ended March 31, 2011 was $1 million, compared with nil for the same period in 2010.

Selling, general and administrative expense was $26 million for the three months ended March 31, 2011, compared to $23 million for the same period in 2010. The general and administrative expenses for the three months ended March 31, 2011 increased due to moderately higher employment costs and transaction costs relating to the merger. The components of the expense for the three months ended March 31, 2011 and 2010 are summarized as follows:

	Three Months Ended March 31
(US$ millions)	2011	2010
General and administrative expenses	$18	$16
Sales and marketing expenses	6	7
Share based compensation	2	1
Change in fair value of equity swap contracts	—	(1)

	$26	$23

Equity in earnings from unconsolidated entities for the three months ended March 31, 2011 totalled $1 million, consistent with the same period in 2010.

Other (expense) / income for the three months ended March 31, 2011 was an expense of $3 million, an increase of $5 million when compared to the same period in 2010. The components of other (expense) / income for the three months ended March 31, 2011 and 2010 are summarized as follows:

	Three Months Ended March 31
(US$ millions)	2011	2010
Change in fair value of interest rate swap contracts	$2	$(1)
Other	(5)	3

	$(3)	$2

Sales Activity

Net new home orders for the three months ended March 31, 2011 totalled 382 units, a decrease of 86 units or 18% compared to the same period in 2010. Average sales per community were 3.7 per month for the first quarter of 2011 compared to 4.3 per month for the first quarter 2010. We were selling from 34 active housing communities at March 31, 2011 compared to 36 at March 31, 2010. The net new home orders for the three months ended March 31, 2011 and 2010 by reportable segment were as follows:

	Three Months Ended March 31
(Units)	2011	2010
Canada	275	310
California	67	94
Central and Eastern U.S.	40	64
Unconsolidated Entities	—	—

	382	468

Net new orders for any period represent the aggregate of all homes ordered by customers, net of cancellations.

Our backlog, which represents the number of new homes subject to sales contracts, at March 31, 2011 and 2010 by reportable segment was as follows:

	March 31, 2011		March 31, 2010
	Units	$ millions	Units	$ millions
Canada	412	$160	560	$172
California	71	32	149	86
Central and Eastern U.S.	54	27	115	40

Consolidated Total	537	219	824	298
Unconsolidated Entities	—	—	—	—

	537	$219	824	$298

10	Q1/2011 Interim Report

We expect all 537 units of our backlog to close in 2011 and 2012, subject to future cancellations. The cancellation rates for the three months ended March 31, 2011 and 2010 by reportable segment were as follows:

	Three Months Ended March 31
	2011		2010
	Units	%	Units	%
Canada	—	—	3	1%
California	12	15%	16	15%
Central and Eastern U.S.	11	22%	11	15%

	23	6%	30	6%

Foreign Exchange

The foreign exchange impact on the translation of net income from our Canadian operations to U.S. dollars was an increase of $13 million for the three months ended March 31, 2011 compared to 2010. This amount has been included in our accumulated other comprehensive income.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements of Brookfield Residential, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make assumptions, estimates and judgments that affect the carrying amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Our actual results may differ materially from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is provided in the notes to the consolidated financial statements of our Company included elsewhere in this interim report.

Carrying Values

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, housing and land assets that we own directly and through unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory impaired, we estimate the cash flow for the life of each project. Specifically, on a housing project, we evaluate the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. On a land project, we estimate the timing of future land sales, the estimated revenue per lot, as well as estimated margins with respect to future land sales. For the housing and land inventory, we continuously evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2011 and 2012 assume recent sales activity and normalized sales rates beyond 2012. We identify potentially impaired housing and land projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

A total of 93 projects were reviewed for impairment charges and option write-offs for the three months ended March 31, 2011 and no impairment charges were required. This is consistent with the three months ended March 31, 2010.

The locations of the projects were reviewed as follows:

(Number of Projects)
Canada	40
California	26
Central and Eastern U.S.	27

93

Brookfield Residential Properties Inc.	11

We have also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. A majority of our option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. The option contracts are recorded at cost. In determining whether to pursue an option contract, we estimate the option primarily based upon the expected cash flows from the optioned property. If our intent is to no longer pursue an option contract, we record a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

Revenue Recognition

Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is evident. Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is evident.

Capitalized Costs

Our housing and land inventory on our consolidated balance sheet includes the costs of acquiring land, development and construction costs, interest, property taxes and overhead directly related to the development of the land and housing. Direct costs are capitalized to individual homes and lots and other costs are allocated to each lot in proportion to our anticipated revenue.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. Under ASC Topic 740, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with the provisions of ASC Topic 740, the Company assesses, on a quarterly basis, its ability to realize its deferred tax asset. In determining the need for a valuation allowance, the Company considers the following significant factors: an assessment of recent years’ profitability and losses, which considers the nature, frequency and severity of current and cumulative losses and its forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends). The assessment of recent years’ losses and the resulting three-year cumulative loss of the U.S. operations of the Company, together with the uncertainty in the U.S. housing market, was evidence of the need for a valuation allowance against the Company’s net U.S. deferred tax asset. Refer to Note 9 of our interim financial statements included elsewhere in this report for further discussion.

ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized and prescribes a recognition threshold and measurement for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It requires that a company determine whether it is more-likely-than-not that a position will be sustained upon examination by taxation authorities, based upon the technical merits of the position. A tax position that meets the more-likely-than-not threshold is then measured to determine the amount of the tax benefit to recognize in the financial statements.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits or liabilities in income tax recovery / (expense).

Derivative Financial Instruments

We revalue our equity swap contract each reporting period. The fair value of the equity swap contract is determined based on the notional amount, share price, the number of underlying shares and the three month LIBOR rate. We performed a sensitivity analysis of the estimated fair value and the impact to the financial statements using alternative reasonably likely assumptions on March 31, 2011 and the impact to the financial statements was nominal. However, future fluctuations in share price could have a significant impact on net income.

The interest rate swaps are revalued at each reporting period. The fair value of interest rate swaps is determined based on the notional amount, term to maturity and the three month LIBOR rate. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Recent Accounting Pronouncements

There have been no new accounting pronouncements issued that are expected to have a significant impact on the Company’s financial statements.

12	Q1/2011 Interim Report

Liquidity and Capital Resources

Financial Position

Our assets as of March 31, 2011 totalled $2,555 million, a decrease of $81 million compared to December 31, 2010. The decrease was due primarily to the previously disclosed valuation allowance against the deferred tax asset of $76 million. Our housing and land inventory and investments in unconsolidated entities are our most significant assets with a combined book value of $2,317 million, or approximately 91% of our total assets. Our housing and land assets include homes completed and under construction and lots ready for construction, model homes and land under and held for development.

Our project specific and other financings as of March 31, 2011 were $846 million, a decrease of $180 million from December 31, 2010. Project specific and other financings as of March 31, 2011 consisted of $656 million related to project specific financings and bank indebtedness and $190 million related to amounts drawn on facilities with subsidiaries of our largest shareholder, Brookfield Asset Management Inc. Our project specific and other financings represent construction and development loans and facilities that are used to fund the operations of our communities as new homes are constructed.

Interest charged under project specific and other financings include LIBOR and prime rate pricing options. As of March 31, 2011, the average interest rate on our project specific and other financings was 5.17%. The stated maturities of our project specific and other financings are as follows:

(US$ millions)	2011	2012	2013 & Beyond	Total
Canada	$77	$360	$7	$444
California	100	17	2	119
Central and Eastern U.S.	70	20	3	93
Corporate	100	90	—	190

Total	$347	$487	$12	$846

The debt maturing in 2011, 2012 and 2013 onwards is expected to be repaid from home and/or lot deliveries over this period or extended. Additionally, as of March 31, 2011, we had project specific debt and bank indebtedness of $95 million that is available to complete land development and construction activities. The “Cash Flow” section below discloses future available capital resources should proceeds from our future home and/or lot closings not be sufficient to repay our debt obligations.

Amounts due to affiliates includes $100 million on an unsecured revolving operating facility and $90 million on an unsecured revolving acquisition and operating facility, both with subsidiaries of our largest shareholder, Brookfield Asset Management Inc. The revolving operating facility matures December 2011, bears interest at LIBOR plus 3.5% and was fully drawn upon at March 31, 2011. The revolving acquisition and operating facility is in a principal amount not to exceed $100 million. This facility matures December 2012, currently bears interest at 14% and could be fully drawn upon without violation of any covenants.

Notes payable includes two promissory notes payable to Brookfield Office Properties, a C$265 million (US$273 million) senior note and a C$215 million (US$222 million) junior subordinated note. The senior note bears a fixed rate of interest of 6.5% and is payable in full on December 31, 2015 with C$50 million payable on account of principal on the last business day of 2012, 2013 and 2014, with the balance of C$115 million payable on December 31, 2015. The C$215 million junior subordinated note bears a fixed rate of interest of 8.5% and is payable in full on December 31, 2020.

Cash Flow

Our principal uses of working capital include home construction, purchases of land and land development. Cash flows for each of our communities depend upon the applicable stage of the development cycle and can differ substantially from reported earnings. Early stages of development require significant cash outlays for land acquisitions, site approvals and entitlements, construction of model homes, roads, certain utilities and other amenities and general landscaping. As these costs are capitalized, earnings reported for financial statement purposes during such early stages may significantly exceed cash flows. Later, cash flows can exceed earnings reported for financial statement purposes, as cost of sales includes charges for substantial amounts of previously expended costs.

We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings under project and other credit facilities and proceeds from potential future debt issues or equity offerings, if required.

Cash provided by our operating activities during the three months ended March 31, 2011 totalled $19 million compared with $5 million for the same period in 2010. During the three months ended March 31, 2011, 220 homes were delivered and 593 lots were sold. As a result, cash flow from operations was positively affected by these home closings and lot sales.

Brookfield Residential Properties Inc.	13

A summary of our lots owned, excluding lot options, and their stage of development at March 31, 2011 compared with December 31, 2010 follows:

	March 31 2011	December 31 2010
Housing units, including models	931	924
Under development and finished lots	8,688	9,466
Lots for future development	89,677	90,123

	99,296	100,513

Cash used by our investing activities in unconsolidated entities for the three months ended March 31, 2011 was $2 million, an increase of $1 million when compared with cash used of $3 million for the same period in 2010. The increase was primarily a result of an increase in distributions from unconsolidated entities offset by an increase in restricted cash.

Cash used in our financing activities for the three months ended March 31, 2011 was $9 million compared with $7 million for the same period in 2010. The cash used in the three months ended March 31, 2011 was primarily used to pay six months of the 2010 preferred stock dividend.

Contractual Obligations and Other Commitments

A total of $347 million of our project specific and other financings matures prior to the end of 2011. The debt maturing in 2011 is expected to be repaid from home and/or lot deliveries over this period or extended. Our net debt to total capitalization ratio as of March 31, 2011, which we define as total interest-bearing debt less cash divided by total interest-bearing debt less cash plus equity and other interests in consolidated subsidiaries was 58.4%, compared to 43.8% at December 31, 2010.

Project specific financings totalling $163 million require Brookfield Homes Holdings Inc., an indirect wholly-owned subsidiary of our Company, to maintain a tangible net worth of at least $325 million, a net indebtedness to capitalization ratio of no greater than 65% and a net indebtedness to tangible net worth ratio of no greater than 2.50 to 1. Indebtedness is defined as total interest-bearing debt plus non-interest bearing liabilities less cash. At March 31, 2011, we were in compliance with all of our project specific financing covenants. The following are computations of the most restrictive of Brookfield Homes Holdings Inc.’s tangible net worth, net indebtedness to capitalization ratio, and net indebtedness to tangible net worth debt ratio covenants:

	Covenant	Actual as at March 31, 2011
Tangible net worth (US$ millions)	$325	$529
Net indebtedness to capitalization	65%	46%
Net indebtedness to tangible net worth	2.50 to 1	0.80 to 1

Project specific financings totalling $49 million require Brookfield Residential U.S. Inc., an indirect wholly-owned subsidiary of our Company, to maintain a tangible net worth of at least $80 million and a debt to tangible net worth ratio of no greater than 1.25 to 1. At March 31, 2011, we were in compliance with all of our project specific financing covenants. The following are computations of Brookfield Residential U.S. Inc.’s tangible net worth and debt to tangible net worth ratio covenants:

	Covenant	Actual as at March 31, 2011
Tangible net worth (US$ millions)	$80	$196
Debt to tangible net worth	1.25 to 1	0.30 to 1

Bank indebtedness totalling $398 million requires Brookfield Residential (Alberta) LP, an indirect wholly-owned subsidiary of our Company, to maintain a minimum tangible net worth of $258 million and a debt to equity ratio of no greater than 1.75 to 1. At March 31, 2011, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

	Covenant	Actual as at March 31, 2011
Tangible net worth (US$ millions)	$258	$411
Debt to equity	1.75 to 1	0.94 to 1

14	Q1/2011 Interim Report

Bank indebtedness totalling $27 million require Brookfield Homes (Ontario) Ltd., an indirect wholly-owned subsidiary of our Company, to maintain a minimum tangible net worth of $52 million, a debt to tangible net worth ratio of no greater than 3.50 to 1 and an interest coverage ratio of greater than 3.00 to 1. At March 31, 2011, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Homes (Ontario) Ltd.’s tangible net worth, debt to tangible net worth and interest coverage ratio covenants:

	Covenant	Actual as at March 31, 2011
Tangible net worth (US$ millions)	$52	$104
Debt to tangible net worth	3.50 to 1	0.79 to 1
Interest coverage	3.00 to 1	5.00 to 1

At March 31, 2011, our revolving operating facility with a subsidiary of Brookfield Asset Management Inc. required Brookfield Homes Corporation, an indirect wholly-owned subsidiary of our Company, to maintain minimum shareholders’ equity of $300 million and a consolidated net debt to book capitalization ratio of no greater than 70%. At March 31, 2011, we were in compliance with all of our covenants. The following are computations of Brookfield Homes Corporation’s minimum stockholders’ equity and net debt to capitalization ratio covenants:

	Covenant	Actual as at March 31, 2011
Minimum stockholders’ equity (US$ millions)	$300	$473
Net debt to capitalization	70%	46%

At March 31, 2011, our notes payable due to Brookfield Office Properties Inc. required Brookfield Residential Properties Inc. to maintain minimum shareholders’ equity of $750 million and a consolidated net debt to capitalization ratio of no greater than 65%. At March 31, 2011, we were in compliance with all of our covenants relating to notes payable. The following are computations of Brookfield Residential’s minimum shareholders’ equity and net debt to capitalization ratio covenants:

	Covenant	Actual as at March 31, 2011
Minimum shareholders’ equity (US$ millions)	$750	$927
Net debt to capitalization	65%	58%

A summary of our contractual obligations and purchase agreements as of March 31, 2011 are as follows:

	Payment Due by Period
(US$ millions)	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 years
Project specific and other financings (1)	$846	$347	$498	$1	$—
Operating lease obligations (2)	28	4	12	6	6
Purchase agreements (3)	115	8	100	7	—

Total (4)	$989	$359	$610	$14	$6

(1)

Amounts are included on the consolidated balance sheets. See Note 6 to the Consolidated Financial Statements for additional information regarding project specific and other financings and related matters.

(2)	Amounts relate to non-cancelable operating leases involving office space, design centers and model homes.
(3)	Amounts represent our expected acquisition of land under options or purchase agreements. See Note 14 to the Consolidated Financial Statements for additional information regarding purchase agreements.
(4)	Amounts do not include interest due to the floating nature of our debt. See Note 6 to the Consolidated Financial Statements for additional information regarding our floating rate debt.

Off-Balance Sheet Arrangements

In the ordinary course of business, and where market conditions permit, we use land and lot option contracts and unconsolidated entities to acquire control of land to mitigate the risk of declining land values. Option contracts for the purchase of land permit us to control the land for an extended period of time until options expire. This reduces our financial risk associated with land holdings. As of March 31, 2011, we had $51 million of primarily non-refundable option deposits and advanced costs. The total exercise price of these options was $145 million. Pursuant to the guidance now incorporated in ASC Topic 810 Consolidation, as described in Note 2 to our consolidated financial statements included elsewhere in this interim report, we have consolidated $16 million of these option contracts where we consider we have the majority economic interest in the assets held under the options. Please refer to Note 2 of our consolidated financial statements included elsewhere in this interim report for additional information about our lot options.

We also own 2,955 lots and control under option 2,759 lots through our proportionate share of unconsolidated entities. As of March 31, 2011, our investment in unconsolidated entities totalled $131 million. We have provided varying levels of guarantees

Brookfield Residential Properties Inc.	15

of debt in our unconsolidated entities. As of March 31, 2011, we had completion guarantees of $3 million and limited maintenance guarantees of $12 million with respect to debt in our unconsolidated entities. During the three months ended March 31, 2011, we did not make any loan re-margin repayments on the debt in our unconsolidated entities. Please refer to Note 3 to our consolidated financial statements included elsewhere in this interim report for additional information about our investments in unconsolidated entities.

We obtain letters of credit, performance bonds and other bonds to support our obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with our development activities. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. As of March 31, 2011, we had $50 million in letters of credit outstanding and $175 million in performance bonds for these purposes. The costs to complete related to our letters of credit and performance bonds are $29 million and $86 million, respectively.

Transactions with Related Parties

There are agreements among our affiliates to which we are a party or subject to including a name license, the lease of office space, two unsecured revolving credit facilities, two notes payables and certain guaranty and indemnity agreements. Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. The Company’s significant related party transactions at March 31, 2011 follow:

•

Notes payable of $495 million (December 31, 2010 – nil) due to Brookfield Office Properties. The notes consist of a C$265 million senior unsecured promissory note and a C$215 million junior unsecured promissory note.

•

Unsecured revolving operating facility in the aggregate principal amount of $100 million (December 31, 2010 – $100 million) with a subsidiary of Brookfield Asset Management Inc. Interest of $1 million (March 31, 2010 – $1 million) was incurred relating to this facility for the three months ended March 31, 2011.

•

Unsecured operating and acquisition facility in the aggregate principal amount of $90 million (December 31, 2010 – $60 million) with a subsidiary of Brookfield Asset Management Inc. Interest of $3 million (March 31, 2010 – $2 million) was incurred relating to this facility for the three months ended March 31, 2011.

In addition, two of our directors, Timothy Price and Robert Stelzl, serve as a senior advisor and/or directors of companies affiliated with us.

Quantitative and Qualitative Disclosures about Market Risk

Exchange Rates

We conduct business in both Canadian and U.S. dollars, so we are exposed to currency risks. Our cash flows from Canadian and U.S. operations are exposed to foreign exchange risk as sales and operating expenses are denominated in local currencies.

We also have Canadian dollar self-sustaining operations, whose net assets are exposed to foreign currency translation risk. This currently is managed in part through our Canadian dollar denominated debt as a hedge against these self-sustaining operations. As at March 31, 2011, C$480 million of debt was designated in this manner.

Interest Rates

We are exposed to financial risks that arise from the fluctuations in interest rates. Our interest-bearing assets and liabilities are mainly at floating rates, so we would be negatively impacted, on balance, if interest rates increase. In addition at March 31, 2011, we had interest rate swap contracts totalling $150 million at an average rate of 4.9% per annum. Based on our net debt levels as of March 31, 2011, a 1% change in interest rates would have either a negative or positive effect of approximately $6 million on our cash flows.

Our interest rate swaps are not designed as hedges under ASC Topic 815 Derivatives and Hedging. We are exposed to market risk associated with changes in the fair values of the swaps, and such changes must be reflected in our consolidated statements of operations. As of March 31, 2011, the fair value of the interest rate swaps totalled a liability of $13 million.

16	Q1/2011 Interim Report

Consolidated Financial Statements

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED BALANCE SHEETS

(all dollar amounts are in thousands of U.S. dollars)

		(Unaudited)
	Note	March 31 2011	December 31 2010
Assets
Housing and land inventory	2	$2,186,416	$2,193,947
Investments in unconsolidated entities	3	130,906	137,203
Receivables and other assets	4	204,844	217,972
Restricted cash	5	20,629	7,366
Cash		12,245	4,345
Deferred income tax assets	9	—	75,225

		$2,555,040	$2,636,058

Liabilities and Equity
Project specific and other financings	6	$845,503	$1,025,339
Notes payable	7	494,539	—
Accounts payable and other liabilities	8	244,407	288,456
Deferred income tax liabilities	9	7,108	—

Total liabilities		1,591,557	1,313,795
Other interests in consolidated subsidiaries	11	36,269	42,461
Preferred shares – 70,002 shares issued and outstanding (December 31, 2010 – 9,995,739 shares issued)	12	1,748	288,065
Common shares – 101,342,718 shares issued and outstanding (December 31, 2010 – 53,808,461 shares issued)	12	111,941	183,803
Additional paid-in-capital		399,610	151,617
Treasury stock, at cost	12	—	(110,807)
Retained earnings	12	326,305	692,855
Non-controlling interest	11	6,430	6,456
Accumulated other comprehensive income		81,180	67,813

		927,214	1,279,802

		$2,555,040	$2,636,058

Commitments, contingent liabilities and other	14
Guarantees	15

See accompanying notes to financial statements

Brookfield Residential Properties Inc.	17

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(all dollar amounts are in thousands of U.S. dollars, except per share amounts)

		(unaudited)
		Three Months Ended March 31
	Note	2011	2010
Revenue
Housing		$83,551	$83,425
Land		96,579	57,977

		180,130	141,402
Direct Cost of Sales
Housing		(71,711)	(70,398)
Land		(53,106)	(29,510)

		(124,817)	(99,908)
Selling, general and administrative expense		(26,358)	(23,162)
Equity in earnings from unconsolidated entities	3	919	682
Depreciation		(985)	(889)
Other (expense) / income	14(c)	(2,949)	2,339

Income Before Income Taxes		25,940	20,464
Income tax expense		(83,705)	(3,993)

Net (loss) / income		(57,765)	16,471
Net loss attributable to non-controlling interest and other interests in consolidated subsidiaries	11	783	1,276

Net (loss) / income attributable to Brookfield Residential		$(56,982)	$17,747
Foreign currency translation		13,367	26,545

Net (loss) / income and comprehensive (loss) / income attributable to Brookfield Residential		$(43,615)	$44,292

Common Shareholders (Loss) / Earnings per Share
Basic	13	$(0.56)	$0.13
Diluted	13	$(0.56)	$0.13
Weighted Average Common Shares Outstanding (in thousands)
Basic	13	101,343	101,343
Diluted	13	101,343	101,420

See accompanying notes to financial statements

18	Q1/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF EQUITY

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Three Months Ended March 31
	2011	2010
Preferred Shares
Opening balance	288,065	288,171
Conversion of preferred shares upon merger transaction	(286,317)	—

	1,748	288,171

Common Shares
Opening balance	183,803	96,813
Elimination of treasury stock upon merger transaction	(110,700)	—
Preferred shares converted to common shares upon merger transaction	38,838	—

	111,941	96,813

Additional Paid-in-Capital
Opening balance	151,617	150,406
Adjustment to share-based compensation plan	—	113
Share-based compensation costs	513	—
Conversion of preferred shares upon merger transaction	247,480	—

Ending balance	399,610	150,519

Treasury Stock
Opening balance	(110,807)	(166,113)
Stock option exercises	107	51
Elimination of treasury stock upon merger transaction	110,700	—

Ending balance	—	(166,062)

Retained Earnings
Opening balance	692,855	887,356
Net (loss) / income attributable to Brookfield Residential Properties Inc.	(56,982)	17,747
Conversion of equity to notes payable	(493,929)	—
Issuance of equity for note receivable	200,000	—
Distributions	(15,639)	(8,119)

Ending balance	326,305	896,984

Accumulated Other Comprehensive Income
Opening balance	67,813	32,604
Other comprehensive income	13,367	26,545

Ending balance	81,180	59,149

Total Brookfield Residential Properties Inc. Equity	$920,784	$1,325,574

Non-controlling Interest
Opening balance	$6,456	$16,105
Net income / (loss) attributable to non-controlling interest	(26)	(491)
Non-controlling interest acquired	—	(8,300)

Ending balance	$6,430	$7,314

Total Equity	$927,214	$1,332,888

See accompanying notes to financial statements

Brookfield Residential Properties Inc.	19

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts are in thousands of U.S. dollars)

	(Unaudited)
	Three Months Ended March 31
	2011	2010
Cash Flows From / (Used in) Operating Activities
Net (loss) / income	$(57,765)	$16,471
Adjustments to reconcile net (loss) / income to net cash used in operating activities:
Undistributed income from unconsolidated entities	(1,133)	(693)
Deferred income taxes	83,705	1,872
Non-cash interest converted into equity	1,674	—
Share-based compensation costs	513	113
Depreciation	985	889
Other changes in operating assets and liabilities:
(Increase ) / decrease in receivables and other assets	(3,933)	36,440
Decrease / (increase) in housing and land inventory	35,128	(5,844)
Change in restricted cash	(4,261)	—
Decrease in accounts payable and other liabilities	(36,442)	(43,881)
Other	396	120

Net cash from operating activities	18,867	5,487

Cash Flows From / (Used in) Investing Activities
Investments in unconsolidated entities	(1,884)	(3,658)
Distribution from unconsolidated entities	8,453	6
Change in restricted cash	(8,937)	270
Other	—	(30)

Net cash used in investing activities	(2,368)	(3,412)

Cash Flows (Used in) / From Financing Activities
Net drawings / (repayments) under project specific and other financings	12,375	(2,992)
Distributions to non-controlling interest and other interests in consolidated subsidiaries	(5,197)	(1,535)
Contributions from non-controlling interest and other interests in consolidated subsidiaries	331	334
Exercise of stock options	107	51
Dividends paid	(15,368)	(3,297)
Other	(847)	(27)

Net cash used in financing activities	(8,599)	(7,466)

Increase / (decrease) in cash and cash equivalents	7,900	(5,391)
Cash and cash equivalents at beginning of period	4,345	8,015

Cash and cash equivalents at end of period	$12,245	$2,624

Supplemental Cash Flow Information
Interest paid	$12,939	$13,432
Income taxes recovered	$3,280	$39,415

See accompanying notes to financial statements

20	Q1/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 1. Significant Accounting Policies

(a)	Basis of Presentation

Brookfield Residential Properties Inc. (the “Company” or “Brookfield Residential”) was incorporated in Ontario, Canada and became a public company on March 31, 2011 pursuant to the contribution of Brookfield Office Properties’ residential land and housing division and the merger of Brookfield Homes Corporation (“Brookfield Homes”) with a subsidiary of the Company (such transactions collectively referred to as the “merger”). This transaction was deemed to take place between entities under common control and, as a result, has been accounted for as continuity of interest using the carried amount of assets and liabilities of both Brookfield Office Properties’ residential land and housing division and Brookfield Homes for comparative purposes. The Company began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP” on April 1, 2011. The Company maintains a head office at 4906 Richard Road S.W., Calgary, Alberta, T3E 6L1.

These unaudited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the consolidated accounts of Brookfield Residential and its subsidiaries and investments in unconsolidated entities and variable interest entities in which the Company is the primary beneficiary.

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. In the opinion of management, all adjustments necessary for fair presentation of the accompanying unaudited consolidated financial statements have been made.

The Company historically has experienced, and expects to continue to experience, variability in quarterly results. The consolidated statements of operations for the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for the full year. All dollar amounts discussed herein are in U.S. dollars, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.”

(b)	Housing and Land Inventory

(i) Revenue recognition: Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is evident. Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is evident.

(ii) Carrying values: In accordance with the Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, housing and land assets the Company owns directly and through unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory, the Company estimates the cash flow for the life of each project. Specifically, on a housing project, the Company evaluates the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. On a land project, the Company estimates the timing of future land sales, the estimated revenue per lot, as well as estimated margins with respect to future land sales. For the housing and land inventory, the Company continuously evaluates projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2011 and 2012 assume recent sales activity and normalized sales rates beyond 2012. Management identifies potentially impaired housing and land projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

The Company has also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. The majority of the option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. Option contracts are recorded at cost. In determining whether to pursue an option contract, the Company estimates the option primarily based upon the expected cash flows from the optioned property. If the intent is to no longer pursue an option contract, the Company records a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

Brookfield Residential Properties Inc.	21

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(iii) Capitalized costs: Capitalized costs include the costs of acquiring land, development and construction costs, interest, property taxes and overhead related to the development of land and housing. Direct costs are capitalized to individual homes and lots and other costs are allocated to each lot in proportion to the Company’s anticipated revenue.

(c)	Unconsolidated Entities

The Company participates in a number of unconsolidated entities in which it has less than a controlling interest to develop and sell land to the unconsolidated entity members and other third parties. These unconsolidated entities are accounted for using the equity method. The Company recognizes its proportionate share of the earnings from the sale of lots to other third parties. The Company does not recognize earnings from the purchase of lots from its unconsolidated entities and reduces its cost basis of the land purchased accordingly.

(d)	Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

(e)	Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturity less than 90 days. The carrying value of these investments approximates their fair value.

(f)	Restricted Cash

Restricted cash includes cash held on deposit with a financial institution in the form of collateral, required by terms outlined in the total return swap transaction entered into by the Company and the cash collateralization of development letters of credit at the completion of the merger. It also includes cash held in trust due to timing of housing sales that close at or near the end of the reporting period.

(g)	Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. Under ASC Topic 740, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with the provisions of ASC Topic 740, the Company assesses, on a quarterly basis, its ability to realize its deferred tax asset. In determining the need for a valuation allowance, the Company considers the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency and severity of current and cumulative losses and its forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends). The assessment of recent years’ losses and the resulting three-year cumulative loss of the U.S. operations of the Company together with the uncertainty in the U.S. housing market was evidence of the need for a valuation allowance against its net U.S. deferred tax asset. See Note 9 for further discussion.

ASC Topic 740 clarifies the accounts for uncertainty in income taxes recognized and prescribes a recognition threshold and measurement affiliates for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It requires that a company determine whether it is more-likely-than-not that a position will be sustained upon examination by taxation authorities, based upon the technical merits of the position. A tax position that meets the more-than- likely-not threshold is then measured to determine the amount of the tax benefit to recognize in the financial statements.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits or liabilities in income tax expense.

(h)	Share-Based Compensation

The Company accounts for stock option grants and deferred share unit grants in accordance with ASC Topic 718 Compensation-Stock Compensation. All stock options granted have exercise prices equal to the market value of the common shares on the date of the grant, determined in accordance with the plans. Participants in the option plan can exercise their options to purchase shares at the exercise price. The option to elect to receive cash equal to the difference between the exercise price and

22	Q1/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

the current market price was eliminated in 2009 in conjunction with the modification of the Brookfield Homes stock option plan.

The Company records the fair value of options using a Black-Scholes option pricing model. Options have been recorded in additional paid-in capital in 2011 as a result of an amendment to existing stock option awards made under the Brookfield Homes 2002 stock option plan and the approval and adoption of the Brookfield Residential stock option plan. In prior years, options were recorded in accounts payable and other liabilities. In addition, the Company records the deferred share units as a liability as disclosed in accounts payable and other liabilities. See Note 10 “Share-Based Compensation” for further discussion.

(i)	Other Comprehensive Income

The Company adheres to U.S. GAAP reporting requirements with respect to the presentation and disclosure of other comprehensive income. Any foreign exchange gains or losses are recorded in comprehensive income for each of the periods presented.

(j)	Earnings / (Loss) Per Share

Earnings / (loss) per share is computed in accordance with ASC Topic 260 Earnings Per Share. Basic earnings / (loss) per share is calculated by dividing net earnings / (loss) attributable to Brookfield Residential by the weighted average number of common shares outstanding for the year. Diluted (loss) / earnings per share is calculated by dividing net income / (loss) less preferred share dividends by the average number of common shares outstanding including all dilutive potentially issuable shares under various stock option plans.

(k)	Advertising Costs

The Company expenses advertising costs as incurred. For the periods ended March 31, 2011 and 2010, the Company incurred advertising costs of $6.5 million and $6.5 million, respectively.

(l)	Warranty Costs

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Costs are accrued based upon historical experience.

(m)	Variable Interest Entities

The Company accounts for its variable interest entities (“VIEs”) in accordance with ASC Topic 810 Consolidation. The decision whether to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the power to direct the activities of an entity that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses of the entity, and the right to receive the expected residual returns of the entity. The entity that has both the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE is considered to have a controlling financial interest in a VIE and is required to consolidate such entity. The Company has determined it has a controlling financial interest in certain VIEs which are included in these financial statements as a component of “Housing and land inventory,” with the interests of others included in accounts payable and other liabilities. See Notes 2 and 3 for further discussion on the consolidation of land option contracts and unconsolidated entities.

(n)	Derivative Financial Instruments and Hedging Activities

The Company accounts for its derivative and hedging activities in accordance with ASC Topic 815, Derivatives and Hedging. ASC Topic 815 requires the Company to recognize all derivative instruments at their fair values as either assets or liabilities on its balance sheet. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the

Brookfield Residential Properties Inc.	23

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

hedged transaction affects earnings (i.e. in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative changes in the present value of future cash flows of the hedged item, if any, is recognized in the realized and unrealized gain (loss) on derivatives in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in realized and unrealized gain / (loss) on derivatives in the current earnings during the period of change. Income and/or expense from interest rate swaps are recognized as an adjustment to interest expense. The Company accounts for income and expense from interest rate swaps over the period to which the payments and/or receipts relate.

(o)	Recent Accounting Pronouncements

There have been no new accounting pronouncements issued that are expected to have a significant impact on the Company’s financial statements.

(p)	Reclassification

Certain prior period amounts in the consolidated balance sheets have been reclassified to conform with the March 31, 2011 presentation. Specifically, consolidated land inventory not owned, which had previously been shown as a separate line, is now shown as a component of housing and land inventory. Other revolving financings, which had previously been shown as a separate line, are now shown as a component of project specific and other financings. These reclassifications had no impact on the Company’s results from operations.

Note 2. Housing and Land Inventory

Housing and land inventory includes homes completed and under construction and lots ready for construction, model homes and land under and held for development which will be used in the Company’s homebuilding operations or sold as building lots to other homebuilders. The following summarizes the components of housing and land inventory:

	March 31 2011	December 31 2010
Housing inventory	$330,890	$337,882
Model homes	31,801	28,568
Land and land under development	1,823,725	1,827,497

	$2,186,416	$2,193,947

The Company capitalizes interest which is expensed as housing units and building lots are sold. For the three months ended March 31, 2011 and 2010, interest incurred and capitalized by the Company was $10.2 million and $13.1 million, respectively. Capitalized interest expensed as direct cost of sales for the same periods was $12.9 million and $9.8 million, respectively.

In the ordinary course of business, the Company has entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions and the Company will advance deposits to secure these rights. The Company is required by ASC 810 Consolidation to qualitatively assess whether it is the primary beneficiary of these options based on whether it has the power over the significant activities of the VIE and an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company has evaluated its option contracts in accordance with this guidance and determined that for those entities considered to be VIEs, it is the primary beneficiary of options with an aggregate exercise price of $25.1 million (December 31, 2010 – $25.2 million), which are required to be consolidated. In these cases, the only asset recorded is the Company’s exercise price for the option to purchase, with an increase in accounts payable and other liabilities of $25.1 million (December 31, 2010 – $25.2 million) for the assumed third party investment in the VIE. Where the land sellers are not required to provide the Company financial information related to the VIE, certain assumptions by the Company were required in its assessment as to whether or not it is the primary beneficiary.

24	Q1/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Housing and land inventory includes non-refundable deposits and other entitlement costs totalling $51.2 million (December 31, 2010 – $49.5 million) in connection with options that are not required to be consolidated in terms of the guidance incorporated in ASC Topic 810 Consolidation. The total exercise price of these options is $144.8 million (December 31, 2010 – $151.6 million), including the non-refundable deposits and other entitlement costs identified above. The number of lots in which the Company has obtained an option to purchase, excluding those already consolidated and those held through unconsolidated entities and their respective dates of expiry and aggregate exercise prices follow:

Year of Expiry	Number of Lots	Total Exercise Price
2011	581	$19,047
2012	320	21,250
Thereafter	5,435	104,491

	6,336	$144,788

Investments in unconsolidated entities include $26.4 million of the Company’s share of non-refundable deposits and other entitlement costs in connection with 2,759 lots under option. The Company’s share of the total exercise price of these options is $93.2 million.

The Company holds agreements for a further 4,878 acres of longer term land, with non-refundable deposits and other entitlement costs of $6.0 million, which is included in housing and land inventory that may provide additional lots upon obtaining entitlements with an aggregate exercise price of $59.6 million. However, given that the Company is in the initial stage of land entitlement, the Company has concluded at this time that the level of uncertainty in entitling these properties does not warrant including them in the above totals.

Note 3. Investments in Unconsolidated Entities

The Company participates in 12 unconsolidated entities in which it has less than a controlling interest. Summarized condensed financial information on a combined 100% basis of the unconsolidated entities follows:

	March 31	December 31
	2011	2010
Assets
Housing and land inventory	$311,871	$320,170
Other assets	10,049	8,009

	$321,920	$328,179

Liabilities and Equity
Project specific financings	$37,784	$33,173
Accounts payable and other liabilities	23,804	22,371
Equity
Brookfield Residential’s interest	130,906	137,203
Others’ interest	129,426	135,432

	$321,920	$328,179

	Three Months Ended
	March 31
	2011	2010
Revenue and Expenses
Revenue	$16,850	$3,140
Cost of sales	(15,505)	(4,393)
Other income	1,333	4,050

Net income	$2,678	$2,797

Brookfield Residential’s share of net income	$919	$682

In reporting the Company’s share of net income, all inter-company profits or losses from unconsolidated entities are eliminated on lots purchased by the Company from unconsolidated entities. For the three months ended March 31, 2011, the difference between the Company’s share of the net income of its investments in unconsolidated entities and equity in earnings from unconsolidated entities primarily arises from differences in accounting policies followed by unconsolidated entities.

Brookfield Residential Properties Inc.	25

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

During the three months ended March 31, 2011, in accordance with ASC Topic 323 Investments – Equity Method and Joint Ventures and ASC Topic 360 Property, Plant and Equipment, the Company recognized impairment charges of nil (March 31, 2010 – nil).

Unconsolidated entities in which the Company has a non-controlling interest are accounted for using the equity method. In addition, the Company has performed an evaluation of its existing unconsolidated entity relationships by applying the provisions of ASC Topic 810 Consolidation.

The Company and/or its unconsolidated entity partners have provided varying levels of guarantees of debt in its unconsolidated entities. At March 31, 2011, the Company had completion guarantees of $3.1 million (December 31, 2010 – nil) and limited maintenance guarantees of $11.7 million (December 31, 2010 – $13.8 million) with respect to debt in its unconsolidated entities.

Note 4. Receivables and Other Assets

The components of receivables and other assets included in the Company’s balance sheets are summarized as follows:

	March 31	December 31
	2011	2010
Receivables	$167,475	$179,423
Other assets	37,369	38,549

	$204,844	$217,972

The components of receivables included in the Company’s balance sheets are summarized as follows:

	March 31	December 31
	2011	2010
Taxes receivable	$40	$3,288
Proceeds and escrow receivables	775	4,943
Notes receivable	—	19,000
Miscellaneous receivables	19,100	30,872
Refundable deposit	1,031	989
Development recovery receivables	82,761	83,404
Real-estate receivables	63,768	36,927

	$167,475	$179,423

Real estate receivables include Vendor Take Back (“VTB”) mortgages receivable. The VTB collection terms range from one to three years and bear interest at different amounts including Canadian prime plus 3% and fixed interest rates between 6% and 8%. As at March 31, 2011, and as at December 31, 2010, the VTB receivable totalled $62.8 million and $33.8 million, respectively.

As at March 31, 2011 and December 31, 2010, allowances of $4.1 million and $5.2 million, respectively, have been included in the totals above.

The components of other assets included in the Company’s balance sheets are summarized as follows:

	March 31	December 31
	2011	2010
Prepaid expenses	$1,079	$1,963
Capital assets	13,356	13,762
Non-refundable earnest funds and investigation fees	19,854	19,721
Swap contracts (Note 14 (c) and (d))	2,247	2,238
Other	833	865

	$37,369	$38,549

Included in capital assets is accumulated amortization of $9.5 million (December 31, 2010 – $8.5 million).

26	Q1/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 5. Restricted Cash

At March 31, 2011, the Company had restricted cash of $20.6 million (December 31, 2010 – $7.4 million). During 2010, the Company entered into a total return swap transaction (see Note 14 (d)) which requires the Company to maintain cash deposits of $7.4 million (December 31, 2010 – $7.4 million) as collateral equivalent to 782,483 shares at $9.39 per share, the prevailing share price at the date of the transaction and $9.0 million (December 31, 2010 – nil) relates to cash collateralization of development letters of credit. The remaining amount of $4.2 million (December 31, 2010 – nil) relates to cash held in trust due to timing of housing sales that close during the end of the three month period March 31, 2011.

Note 6. Project Specific and Other Financings

Project specific and other financings consist of the following:

	March 31	December 31
	2011	2010
Project specific financings	$230,973	$239,614
Bank indebtedness	424,530	421,685
Due to affiliates	190,000	364,040

	$845,503	$1,025,339

(a)	Project Specific Financings

Project specific financings of $231.0 million (December 31, 2010 – $239.6 million) are revolving in nature, bear interest at floating rates with a weighted average rate of 4.03% as at March 31, 2011 (December 31, 2010 – 3.93%) and are secured by housing and land inventory. The weighted average rate was calculated as of the end of each period, based upon the amount of debt outstanding and the related interest rates applicable on that date. As at March 31, 2011, the Company was in compliance with all covenants related to project specific financing.

Project specific financings mature as follows: 2011 – $176.8 million; 2012 – $41.5 million; 2013 – $11.3 million; and 2014 and onwards – $1.4 million.

$163.0 million (December 31, 2010 – $171.8 million) of the Company’s project specific financings require Brookfield Homes Holdings Inc., an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $325.0 million, a net indebtedness to capitalization ratio of no greater than 65% and a net indebtedness to tangible net worth of no greater than 2.50 to 1.

$48.6 million (December 31, 2010 – $48.3 million) of our project specific financings has floating interest rates ranging from the lower of prime less 0.5% to prime plus 3.25%, with some facilities having a floor of 4.50% to 5.25%. The remainder of this secured debt bears fixed interest rates ranging from 5.5% to 6.0% and is secured by lands and water rights to which the borrowings relate. These credit facilities require Brookfield Residential U.S. Inc., an indirect wholly-owned subsidiary of our Company, to maintain a minimum net worth of $80.0 million and a debt to net tangible worth ratio of not greater than 1.25:1.

$19.4 million (December 31, 2010 – $19.5 million) of the Company’s project specific financings, consist of nine secured VTB loans relating to Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Ltd. This debt is repayable in Canadian dollars of C$18.8 million (US$19.4 million) (December 31, 2010 – C$19.5 million (US$19.5 million)). The debt relates mainly to vendor take back (“VTB”) mortgages for raw land purchases. The interest rate on secured debt related to land held for future development ranges from 3.25% to 6.0% and the debt is secured by related lands. As at March 31, 2011, these borrowings have not been subject to financial covenants.

(b)	Bank Indebtedness

The Company has four secured credit facilities. These facilities are repayable in Canadian dollars in the amount of C$412.0 million (US$424.5 million) at March 31, 2011 (December 31, 2010 – C$421.0 million (US$421.7 million)). These facilities allow the Company to borrow up to approximately C$516.8 million (US$532.4 million) as at March 31, 2011 (December 31, 2010 – C$516.5 million (US$517.4 million)). The credit facilities bear interest between Canadian prime plus 0.5% and prime plus 1.65% for any outstanding operating indebtedness and are repayable on demand. The bank indebtedness is secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations, a general charge over all assets relating to Canadian operations and a general charge over all of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Ltd.

The facilities relating to Brookfield Residential (Alberta) LP contain a minimum net worth requirement of C$250.0 million (US$257.6 million) and a debt to equity covenant of not greater than 1.75:1 that the limited partnership is subject to. The facility relating to Brookfield Homes (Ontario) Ltd. contains three covenants: a debt to tangible net worth ratio of not greater

Brookfield Residential Properties Inc.	27

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

than 3.5:1, a net worth requirement of C$50.0 million (US$51.5 million) and an interest coverage ratio of greater than 3:1. As at March 31, 2011, the Company was in compliance with all covenants related to bank indebtedness.

(c)	Due to Affiliates

Due to affiliates of $190.0 million (December 31, 2010 – $364.0 million) consists of amounts drawn on two unsecured revolving credit facilities due to subsidiaries of the Company’s largest shareholder, Brookfield Asset Management Inc., and one unsecured facility due to a subsidiary of Brookfield Office Properties that was eliminated on completion of the merger transaction but had a balance of $204.0 million at December 31, 2010.

The revolving operating facility is in a principal amount not to exceed $100.0 million, matures December 2011 and bears interest at LIBOR plus 3.5% per annum. During the three months ended March 31, 2011 and 2010, interest of $0.9 million and $0.9 million, respectively, was incurred related to this facility.

The revolving acquisition and operating facility is in a principal amount not to exceed $100.0 million, matures December 2012 and currently bears interest at 14% per annum. This facility is available for the acquisition of housing and land assets and for operations. During the three months ended March 31, 2011 and 2010, interest of $2.9 million and $1.8 million, respectively, was incurred relating to this facility.

The covenants with respect to these facilities are to maintain a minimum total equity of $300.0 million and a consolidated net debt to book capitalization ratio of no greater than 70%. As of March 31, 2011, the Company was in compliance with all covenants relating to amounts due to affiliates.

Note 7. Notes Payable

The Company has two promissory notes payable to Brookfield Office Properties, a C$265.0 million (US$273.0 million) senior note and a C$215.0 million (US$221.5 million) junior subordinated note. The senior note bears a fixed rate of interest of 6.5% and is payable in full on December 31, 2015 with C$50.0 million to be paid on account of principal on the last business day of 2012, 2013 and 2014, with the balance of C$115.0 million to be paid on December 31, 2015. The C$215.0 million junior subordinated note bears a fixed rate of interest of 8.5% and is payable in full on December 31, 2020.

The covenants with respect to these notes payable are for Brookfield Residential Properties Inc. to maintain total equity of $750.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of March 31, 2011, the Company was in compliance with all covenants relating to notes payable.

Note 8. Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities included in the Company’s balance sheets are summarized as follows:

	March 31	December 31
	2011	2010
Trade payables and cost to complete accruals	$48,696	$62,914
Warranty costs (Note 14 (b))	12,041	12,166
Customer deposits	40,485	47,559
Share-based compensation (Note 10)	6,620	8,076
Accrued and deferred compensation	19,501	33,857
Swap contracts (Note 14 (c) and (d))	13,407	15,206
Loans from other interests in consolidated subsidiaries	13,582	14,168
Consolidated land option contracts	25,104	25,206
Development costs payable	53,299	51,040
Other	11,672	18,264

	$244,407	$288,456

28	Q1/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 9. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The temporary differences that give rise to the net deferred tax asset are as follows:

	March 31	December 31
	2011	2010
Differences relating to properties	$6,811	$16,331
Compensation deductible for tax purposes when paid	7,292	8,687
Differences relating to derivative instruments	2,873	4,927
Loss carry-forward	51,793	45,317
Other	(272)	(37)

Deferred income tax assets	$68,497	$75,225
Valuation allowance	(75,605)	—

Deferred tax (liabilities) / asset	$(7,108)	$75,225

In accordance with the provisions of ASC Topic 740 Income Taxes, the Company assesses, at each reporting period, its ability to realize its deferred tax asset on a jurisdictional basis. The Company’s assessment of recent years’ losses and the resulting three-year cumulative loss from the U.S. operations, together with the uncertainty of the U.S. housing market, is evidence of the need for a valuation allowance against its net U.S. deferred tax asset. The valuation allowance amounted to $75.6 million as at March 31, 2011 (December 31, 2010 – nil). The Company does not believe a valuation allowance against the Canadian deferred tax asset is necessary.

Note 10. Share-Based Compensation

(a)	Option Plan

Brookfield Residential grants options to purchase shares at the market price of the shares on the day the options are granted, determined in accordance with the plan. The fair value of the Company’s stock option awards is estimated at the grant date using a Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards is expensed over the vesting period of the stock options. Expected volatility is based on historical volatility of the Company’s common shares. The risk-free rate for periods within the contractual life of the stock option award is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the stock option award granted. The Company uses historical data to estimate stock option exercises and forfeitures within its valuation model. The expected term of stock option awards granted for some participants is derived from historical exercise experience under the Company’s stock option payment plan and represents the period of time that stock option awards granted are expected to be outstanding. The expected term of stock options granted for the remaining participants is derived by using the simplified method.

During the three months ended March 31, 2011, Brookfield Homes Corporation granted a total of 445,000 new share options to eligible employees that are subject to graded vesting. The significant weighted average assumptions relating to the valuation of the Company’s stock options granted during the three months ended March 31, 2011 are as follows:

2011
Dividend yield	0%
Volatility rate	70.41%
Risk-free interest rate	3.44%
Expected option life (years)	7.5

The total compensation costs recognized in income related to the Company’s stock options during the three months ended March 31, 2011 was an expense of $0.5 million (March 31, 2010 – $0.1 million).

As a result of the merger transaction, the outstanding options of Brookfield Homes were exchanged for options under the Company’s share plans exercisable upon the same terms and conditions as under the Brookfield Homes share plans. The in-the money Brookfield Homes options were converted at the merger exchange ratio of 0.76490053 Brookfield Residential’s options for each Brookfield Homes option. The out-of-the money Brookfield Homes’ options were cancelled and replaced with new options of Brookfield Residential with an equivalent Black-Scholes value. At March 31, 2011, 559,000 Brookfield Homes options were considered out-of-the money and cancelled and 203,000 Brookfield Residential options were issued. The remaining 2,478,000 Brookfield Homes options were converted to 1,895,426 Brookfield Residential options.

Brookfield Residential Properties Inc.	29

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The following table sets out the number of common shares that employees of the Brookfield Homes could acquire under options granted under the Brookfield Homes stock option plans prior to the merger:

	March 31, 2011
	Total Shares	Total Weighted Average per Share Exercise Price
Outstanding, December 31, 2010	2,637,000	$9.88
Granted	445,000	$14.70
Exercised	(45,000)	$2.37
Cancelled	(559,000)	$31.76

Outstanding, March 31, 2011	2,478,000	$5.95

Options exercisable at March 31, 2011	226,000	$3.61

The following table sets out the number of common shares that employees of the Company may acquire under options granted under the Company’s stock option plans after the merger:

	March 31, 2011
	Shares	Weighted Average Per Share Exercise Price
Brookfield Homes’ options converted	1,895,426	$7.78
Granted	203,000	$10.00

Outstanding March 31, 2011	2,098,426	$7.99

Options exercisable at March 31, 2011	172,869	$4.72

At March 31, 2011, the aggregate intrinsic value of options currently exercisable is $1.2 million and the aggregate intrinsic value of options outstanding is $5.5 million.

A summary of the status of Brookfield Homes’ unvested options included in equity as of March 31, 2011 and changes during the three months ended March 31, 2011 prior to the merger is as follows:

	March 31, 2011
	Shares	Weighted Average Fair Value Per Share
Unvested options outstanding, December 31, 2010	2,130,000	$2.49
Granted	445,000	$10.43
Vested	(233,000)	$0.99
Cancelled	(90,000)	$0.41

Unvested options outstanding, March 31, 2011	2,252,000	$4.24

A summary of the Company’s unvested options included in the equity as of March 31, 2011 after the merger is as follows:

	March 31, 2011
	Shares	Weighted Average Fair Value Per Share
Brookfield Homes’ unvested options converted	1,722,557	$5.55
Granted	203,000	$8.68

Unvested options outstanding March 31, 2011	1,925,557	$5.88

At March 31, 2011, there was $9.2 million of unrecognized expense related to unvested options, which is expected to be recognized over the remaining weighted average period of 8.5 years.

30	Q1/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(b)	Deferred Share Unit Plan

Brookfield Homes had a Deferred Share Unit Plan (“DSUP”) under which certain of its executive officers and directors could, at their option, receive all or a portion of their annual bonus awards or retainers, respectively, in the form of deferred share units. Brookfield Homes could also make additional grants of units to its executives and directors pursuant to the DSUP. As of March 31, 2011, Brookfield Homes had 735,478 units outstanding under the DSUP, of which 616,636 units are currently vested and 118,842 vest over the next five years.

In addition, Brookfield Homes has a Senior Operating Management Deferred Share Unit Plan (“MDSUP”), under which certain senior operating management employees received a portion of their annual compensation in the form of deferred share units. As of March 31, 2011, Brookfield Homes had 47,911 units outstanding under the MDSUP.

The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management employees of Brookfield Homes could redeem under the Brookfield Homes’ DSUP and MDSUP:

March 31, 2011
Outstanding, December 31, 2010	946,195
Granted	59,184
Redeemed	(221,990)

Outstanding, March 31, 2011	783,389

Deferred share units vested at March 31, 2011	664,547

As a result of the merger transaction, the outstanding deferred share units of Brookfield Homes’ were exchanged for deferred share units of the Company at the merger exchange ratio of 0.76490053. At March 31, 2011, 599,217 of the Company’s deferred units were outstanding and 508,312 were vested.

The liability of $6.6 million (December 31, 2010 – $8.1 million) relating to the DSUP and MDSUP is included in accounts payable and other liabilities. The financial statement impact relating to the DSUP and MDSUP for the three months ended March 31, 2011 was an expense of $1.2 million (March 31, 2010 – expense of $1.0 million).

Note 11. Other Interests in Consolidated Subsidiaries, Unconsolidated Entities and Non-controlling Interest

Other interests in consolidated subsidiaries includes ownership interests of certain business unit presidents of the Company totalling $36.2 million (December 31, 2010 – $42.5 million). In the event a business unit president (“Minority Member”) of the Company is no longer employed by an affiliate of the Company, the Company has the right to purchase the Minority Member’s interest and the Minority Member has the right to require the Company to purchase their interest. Should such rights be exercised, the purchase price will be based on the then estimated value of the business unit’s net assets.

The following table reflects the changes in the Company’s other interests in consolidated subsidiaries for the three months ended March 31, 2011 and the year ended December 31, 2010:

	March 31	December 31
	2011	2010
Other interests in consolidated subsidiaries, beginning of period	$42,461	$47,011
Net loss attributable to other interests in consolidated subsidiaries	(5,954)	(976)
Distributions from other interests in consolidated subsidiaries	(238)	(3,574)

Other interests in consolidated subsidiaries, end of period	$36,269	$42,461

Non-controlling interest includes third-party investments of consolidated entities of $6.4 million (December 31, 2010 – $6.5 million).

In accordance with ASC Topic 810 Consolidation, non-controlling interest has been classified as a component of total equity and the net loss on the consolidated statement of operations has been adjusted to include the net loss attributable to non-controlling interest which for the three months ended March 31, 2011 was nil (March 31, 2010 – nil) and other interests in consolidated subsidiaries which for the three months ended March 31, 2011 was $5.9 million (March 31, 2010 – $0.8 million).

As of January 1, 2010, the Company had a 50% non-controlling interest in a land development project with a third party where the assets, liabilities and results of operations were consolidated into the annual financial statements with the corresponding non-controlling interest presented. On March 9, 2010, the Company acquired the remaining 50% non-controlling interest in the unconsolidated entity for a nominal dollar amount. The excess of the non-controlling interest acquired over the consideration was recorded as a deemed contribution to equity.

Brookfield Residential Properties Inc.	31

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The following table reflects the changes in the Company’s non-controlling interest related to the unconsolidated entity for the year ended December 31, 2010:

December 31 2010
Balance, at beginning of period	$8,788
Net loss attributable to non-controlling interest	(488)
Non-controlling interest acquired	(8,300)

Balance, end of period	$—

Note 12. Equity

(a)	Preferred Shares

The Brookfield Residential 8% convertible preferred shares are convertible at the option of the shareholder into common shares, at a conversion rate of 2.731787607 common shares per convertible preferred share, which is equivalent to a conversion price of $9.15 per share, subject to further adjustment. Dividends on convertible preferred shares will be fully cumulative, without interest, from the date of original issuance of the convertible preferred shares and will be payable semi-annually in arrears. There were no preferred share dividends in arrears for the period ended March 31, 2011 (December 31, 2010 – nil). The convertible preferred shares are perpetual and do not have a maturity date; however, beginning June 30, 2014, if the 90-day volume weighted average market price of the common share is greater than $18.30 per share, Brookfield Residential may, at its option, require all preferred share to be automatically converted into common shares.

An unlimited number of preferred shares without par value are authorized, of which 76,945 shares are designated as Brookfield Residential 8% convertible preferred shares, series A.

As part of the merger transaction, $38.5 million of preferred shares issued by the Brookfield Office Properties’ residential division were eliminated with upon the completion of the merger transaction.

(b)	Common Shares

As a result of the merger transaction, Brookfield Residential issued 101,342,718 common shares. The Company is authorized to issue an unlimited number of common shares with no stated par value.

(c)	Treasury Stock

At March 31, 2011, the treasury stock of Brookfield Homes was cancelled as a result of the completion of the merger transaction. At December 31, 2010, the treasury share balance relates to Brookfield Homes’ share repurchase program that allowed Brookfield Homes to repurchase in aggregate up to $144.0 million of the Company’s outstanding common shares. During the year ended December 31, 2010, 1,213,393 treasury shares were issued pursuant to a stock dividend paid to the preferred stockholders. This issuance of treasury shares was accounted for on an average cost basis. The difference between the amount of the $10.0 million dividend and the average cost of the treasury shares of $55.2 million issued has been charged to retained earnings.

Note 13. (Loss) / Earnings Per Share

Basic and diluted (loss) / earnings per share for the three months ended March 31, 2011 and 2010 were calculated as follows:

	Three Months Ended March 31
	2011	2010
Numerator:
Net (loss) / income attributable to Brookfield Residential Properties Inc.	$(56,982)	$17,747
Less: Preferred share dividends	(35)	(5,000)

Net (loss) / income attributable to common shareholders	$(57,017)	$12,747

Denominator:
Basic average shares outstanding	101,343	101,343
Net effect of share options assumed to be exercised	—	77

Diluted average shares outstanding	101,343	101,420

Basic (loss) / income per share	$(0.56)	$0.13

Diluted (loss) / income per share	$(0.56)	$0.13

32	Q1/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

As the merger transaction was deemed to take place between entities under common control and has been accounted for as continuity of interest, the three months ended March 31, 2010 uses the basic and diluted average shares outstanding of the combined entities.

Note 14. Commitments, Contingent Liabilities and Other

(a) The Company is party to various legal actions arising in the ordinary course of its business. In addition, a subsidiary of the Company is party to a lawsuit that has been filed in Delaware, Chancery Court, alleging breach of fiduciary duties relating to the merger transaction. Management intends to vigorously defend these claims and believes the claims are without merit. An estimate of the possible loss or range of loss cannot be made. Management believes that none of these actions, either individually or in the aggregate, will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

(b) When selling a home, the Company’s subsidiaries provide customers with a limited warranty. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. In addition, the Company has insurance in place where its subsidiaries are subject to the respective warranty statutes in the State or Province where the Company conducts business which range up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table reflects the changes in the Company’s warranty liability for the three months ended March 31, 2011 and 2010:

	Three Months Ended March 31
	2011	2010
Balance, beginning of period	$12,214	$13,892
Payments and other adjustments made during the period	(828)	(1,555)
Warranties issued during the period	651	1,181
Adjustments made for pre-existing warranties	4	(5)

Balance, end of period	$12,041	$13,513

(c) The Company is exposed to financial risk that arises from fluctuations in interest rates. The interest-bearing assets and liabilities of the Company are mainly at floating rates and, accordingly, their fair values approximate cost. The Company would be negatively impacted on balance, if interest rates were to increase. From time to time, the Company enters into interest rate swap contracts. As at March 31, 2011, the Company had six interest rate swap contracts outstanding totalling $150.0 million at an average rate of 4.9% per annum. The contracts expire between 2011 and 2017. At March 31, 2011, the fair market value of the contracts was a liability of $13.4 million (December 31, 2010 – liability of $15.2 million) and was included in accounts payable and other liabilities. Income of $1.8 million and expense of $0.5 million was recognized during the three months ended March 31, 2011 and 2010, respectively and was included in other income / (expense). All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the statements of operations because hedge accounting has not been applied.

The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

(d) The Company is exposed to financial risk that arises from fluctuations in its common share price. To hedge against future deferred share unit payments, in August 2010, the Company entered into a total return swap transaction at an average cost of $9.39 per share on 782,483 shares, maturing in August 2011. At March 31, 2011, the fair market value of the total return swap was an asset of $2.2 million and was included in accounts receivable and other assets (December 31, 2010 – asset of $2.2 million). Income of nil was recognized during the three months ended March 31, 2011 (March 31, 2010 – income of $0.5 million) and was included in selling, general and administrative expense which was offset by an expense of $1.7 million and income of $1.1 million relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the statements of operations because hedge accounting has not been applied. See Note 16 for additional disclosure.

Brookfield Residential Properties Inc.	33

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(e) The Company has committed to future minimum payments for lease and other obligations as follows:

Year of Expiry
2011	$4,130
2012	4,068
2013	3,969
2014	3,686
2015	3,157
Thereafter	8,928

$27,938

(f) As at March 31, 2011, $19.9 million (December 31, 2010 – $19.7 million) of the amount held in other assets related to land purchase obligations. The total amount owing on these obligations is $115 million (December 31, 2010 – $86.5 million).

Note 15. Guarantees

(a) The Company has provided financial guarantees for bonds which, as at March 31, 2011 amount to $18.1 million (December 31, 2010 – $18.1 million), which have not been recognized in the interim financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the Company’s U.S. operations. The terms of the guarantees span the life of the projects, which range from three to ten years. The value of the guarantees is reduced as completion milestones are achieved on the projects and is terminated on or before community build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The Company has not been required to make any payments under these municipal bonds.

(b) In the ordinary course of business, the Company has provided construction guarantees in the form of letters of credit and performance bonds. As at March 31, 2011, these guarantees amounted to $225.5 million (December 31, 2010 – $236.1 million), which have not been recognized in the interim financial statements. However, the proportionate development costs that relate to lots that have been sold are accrued to Accounts Payable and Other Liabilities. Such guarantees are required by the municipalities in which the Company operates before construction permission is granted.

The scope of these guarantees cover specific construction obligations of individual projects as they are developed, and the term of these guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects.

These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate or similar document to the Company, which verifies that the entity has fulfilled all its contractual obligations. Payment of the guarantees is triggered in the event expired letters of credit or performance bonds are not renewed and the contractual obligations have not been fulfilled. The Company has not been required to make any payments under these construction guarantees.

Note 16. Fair Value Measurements

ASC Topic 820 Fair Value Measurements and Disclosures provides a framework for measuring fair value, expands disclosures about fair value measurements and establishes a fair value hierarchy which requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value.

The Company’s financial assets are measured at fair value on a recurring basis and are as follows:

Fair Value Measurements Using Significant Observable Inputs (Level 2)
Interest rate swap contracts at March 31, 2011	$(13,407)

The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Equity swap contract at March 31, 2011	$2,247

34	Q1/2011 Interim Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The fair value measurement for the equity swap contract is determined based on the notional amount, share price, the number of underlying shares and the three month LIBOR rate. The Company performed a sensitivity analysis of the estimated fair value and the impact to the consolidated financial statements using alternative reasonably likely assumptions on March 31, 2011 and the impact to the consolidated financial statements was nominal.

The fair value measurements for housing and land inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of housing and land inventory deemed to be impaired during the period ended March 31, 2011, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on homes that have been closed, margins on sales contracts which are in backlog, estimated margins with regard to future home sales over the life of the projects, as well as estimated margins with respect to future land sales. The Company evaluated and continues to evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for 2011 and 2012 assume recent sales activity and normalized sales rates beyond 2012. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.

There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the sales pricing levels actually realized by the project, the sales rate, and the costs incurred to construct the homes. The sales pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.

The Company has reviewed all of its projects for impairment in accordance with the provisions of ASC Topic 360 Property, Plant and Equipment and ASC Topic 820 Fair Value Measurements and Disclosures. For the three months ended March 31, 2011 and March 31, 2010, no impairment charge was recognized.

Operations receivables are measured at amortized cost. Carrying value approximates fair value due to the floating interest rates being charged or due to the short-term nature of the assets.

The Company’s financial liabilities, which include project specific and other financings, bank indebtedness, due to affiliates, notes payable and accounts payable and other liabilities are measured at amortized cost.

The fair value of the debt is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instrument when floating interest rates are not changed. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at March 31, 2011, fair value exceeded book value of debt by $26.8 million (December 31, 2010 – fair value of debt exceeded book value by $6.0 million). The lands to which these borrowings relate generally secure these principal amounts.

The carrying value of bank indebtedness approximates fair value due to its floating rate nature and the carrying value of accounts payable and other liabilities approximates fair value due to their short-term nature.

Note 17. Segment Information

As defined in ASC Topic 280, Segmented Reporting, the Company has the following segments: Canada, California and Central and Eastern U.S.

The Company is a land developer and residential homebuilder. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specializes in lot entitlement and development and the construction of single-family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using segment operating income. The accounting policies of the segments are the same as those referred to in Note 1, “Significant Accounting Policies.”

Brookfield Residential Properties Inc.	35

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

	Three Months Ended March 31
	2011	2010
Revenues
Canada	$143,782	$92,875
California	25,377	36,053
Central and Eastern U.S.	10,971	12,474

Total	$180,130	$141,402

Segment Income / (Loss)
Canada	$39,557	$30,067
California	(7,769)	(4,908)
Central and Eastern U.S.	(5,848)	(4,695)

Income before Income Taxes	$25,940	$20,464

	March 31 2011	December 31 2010
Housing and Land Inventory
Canada	$1,017,390	$1,028,200
California	607,966	613,734
Central and Eastern U.S.	561,060	552,013

Total	$2,186,416	$2,193,947

The following tables set forth additional financial information relating to the Company’s reportable segments:

	Three Months Ended March 31
	2011	2010
Equity in Earnings / (Loss) from Unconsolidated Entities:
Canada	$—	$(4)
California	832	898
Central and Eastern U.S.	87	(212)

Total	$919	$682

	March 31 2011	December 31 2010
Investments in Unconsolidated Entities:
Canada	$13,188	$12,834
California	77,021	77,790
Central and Eastern U.S.	40,697	46,579

Total	$130,906	$137,203

Note 18. Related Party Transactions

Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. The Company’s significant related party transactions at March 31, 2011 were as follows:

•

Notes payable of $494.5 million (December 31, 2010 – nil) due to Brookfield Office Properties, an affiliate of the Company. The notes consist of a C$265.0 million senior unsecured promissory note and C$215.0 million junior unsecured promissory note.

•

Unsecured revolving operating facility in the aggregate principal amount of $100,000 (December 31, 2010 – $100,000) with a subsidiary of Brookfield Asset Management Inc., the Company’s significant shareholder. Interest of $0.9 million (March 31, 2010 – $0.9 million) was incurred relating to this facility during the three months ended March 31, 2011.

•

Unsecured operating and acquisition facility in the aggregate principal amount of $90.0 million (December 31, 2010 – $60.0 million) with a subsidiary of Brookfield Asset Management Inc., the Company’s significant shareholder. Interest of $2.9 million (March 31, 2010 – $1.8 million) was incurred relating to this facility during the three months ended March 31, 2011.

36	Q1/2011 Interim Report

CORPORATE INFORMATION

CORPORATE PROFILE

Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active primarily in ten markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders. The company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”. For more information, please visit our website at www.brookfieldrp.com. Brookfield Residential’s public filings under applicable Canadian securities law are available on SEDAR at www.sedar.com and under applicable U.S. Federal securities laws are available on EDGAR at www.sec.gov.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

4906 Richard Rd. SW

Calgary, Alberta T3E 6L1

Tel: 403.231.8900

Fax: 403.231.8960

Email: info@brookfieldrp.com

Website: www.brookfieldrp.com

SHAREHOLDER INQUIRIES

Brookfield Residential welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Linda Northwood, Director, Investor Relations at (416) 359-8647 or via e-mail at linda.northwood@brookfieldrp.com. Inquiries regarding financial results should be directed to Craig Laurie, Executive Vice President and Chief Financial Officer at (212) 417-7040 or via e-mail at craig.laurie@brookfieldrp.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the Company’s Transfer Agent:

CIBC MELLON TRUST COMPANY

By mail:	P.O. Box 7010	By courier:	199 Bay Street
	Adelaide Street Postal Station		Commerce Court West
	Toronto, Ontario, M5C 2W9		Securities Level
Toronto, Ontario, M5L 1G9
Tel:	(800) 387-0825; (416) 643-5500		Attention: Courier Window
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Residential maintains a website, www.brookfieldrp.com, which provides access to our published reports, press releases, statutory filings, supplementary information and share and dividend information as well as summary information on the Company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the Company’s financial results. We strive to disseminate material information about the Company’s activities to the media in a timely, factual and accurate manner.

Brookfield Residential Properties Inc.	37